UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                     to

Commission file Number 001-14471
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
(Full title of the Plan)

MEDICIS PHARMACEUTICAL CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

8125 NORTH HAYDEN ROAD
SCOTTSDALE, ARIZONA 85258
(Address of principal executive office of the issuer)

MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN

Index of Financial Statements and Exhibits

Item

Report of Independent Auditors

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002
Notes to Financial Statements
Schedule H, Line 4(i), Schedule of Assets (Held at End of Year)
Schedule G, Part III, Schedule of Nonexempt Transactions for the Year Ended December 31, 2002
Signature
Exhibit 23 – Consent of Ernst & Young LLP, Independent Auditors
Exhibit 99.1 – Certification of Plan Administrator Pursuant to 18 U.S.C., Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Financial Statements and Supplemental Schedule

Medicis Pharmaceutical Corporation 401(k) Plan
Year ended December 31, 2002

Medicis Pharmaceutical Corporation 401(k) Plan

Financial Statements
and Supplemental Schedules

Year ended December 31, 2002

Contents

Report of Independent Auditors	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedules
Schedule of Assets (Held at End of Year)	9
Schedule of Nonexempt Transactions	10

Report of Independent Auditors

Medicis Pharmaceutical Corporation
As Plan Administrator of the Medicis Pharmaceutical Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Medicis Pharmaceutical Corporation 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and nonexempt transactions for the year then ended, are presented for the purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Phoenix, Arizona
September 30, 2003

Medicis Pharmaceutical Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001

Assets
Investments, at fair value	$5,429,290	$4,006,042
Participant contributions receivable	121,728	28,322

Net assets available for benefits	$5,551,018	$4,034,364

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Interest and dividend income	$91,393
Employee contributions	1,952,328
Employer contributions	70,948
Transfer from Ascent Pediatrics, Inc. 401(k) Plan	876,532

Total additions	2,991,201
Deductions
Net realized and unrealized depreciation in fair value of investments	1,081,865
Benefits paid directly to participants	392,282
Administrative expenses	400

Total deductions	1,474,547

Net increase	1,516,654
Net assets available for benefits:
Beginning of year	4,034,364

End of year	$5,551,018

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

General

The Medicis Pharmaceutical Corporation 401(k) Plan, as amended, (the Plan) is a defined contribution plan available to eligible employees of Medicis Pharmaceutical Corporation (the Company or Plan Sponsor). The Plan covers all nontemporary employees who have attained the age 21. There is no service requirement and employees may elect to join the plan on their initial employment date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). For a more complete description of the Plan’s provisions please refer to the Plan document.

On November 15, 2001, the Company merged with Ascent Pediatrics, Inc. (Ascent). The Ascent 401(k) Plan was merged with the Medicis Pharmaceutical Corporation 401(k) Plan on April 11, 2002. Net assets transferred from the Ascent 401(k) Plan totaled $876,532.

Contributions

Effective 2002, participants may make pre–tax contributions up to 100 percent of their annual compensation as defined by the Plan, and subject to the annual limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans.

Effective April 2002, the Plan Sponsor changed its matching contributions from discretionary to an amount equal to 50 percent of the first 3 percent of the participant’s contribution. In addition, the Plan Sponsor may, at its sole discretion, make a profit sharing contribution to the Plan for any Plan year. The amount of employer matching contributions during 2002 was $70,948.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the allocation of Plan earnings and administrative expenses. The benefit to which a participant is allowed is limited to the balance in his account.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants vest immediately in their elective contributions plus actual earnings thereon, and such amounts are nonforfeitable. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20 percent vested after two full years of service and vests 60 percent after three years and 100 percent after four years. A participant becomes fully vested upon disability or death or reaching normal retirement age, as defined by the Plan.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms shall be no greater than five years except when used to purchase a primary residence.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to pay Plan expenses not paid by the Plan Sponsor and any forfeiture from Plan Sponsor matching or profit sharing contributions will be used to reduce future Plan Sponsor contributions. There were $502 and $0 of forfeited nonvested accounts in the Plan as of December 31, 2002 and 2001, respectively.

Benefit Payments

Upon termination of service for any reason, a participant’s account is generally distributed in a single lump-sum payment upon request. At the Administrative Committee’s option, if the account balance is $5,000 or less, the entire balance may be distributed.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become fully vested in their accounts.

Administrative Expenses

The Company typically pays the majority of the administrative fees for the Plan.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on an accrual basis.

Investments Valuation

At December 31, 2002, all Plan investments are held by The Charles Schwab Trust Company (“Charles Schwab” or the “Trustee”). Investments in registered investment company mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the collective investment trust are valued at fair market value as reported to the Plan by Charles Schwab. The shares of Medicis Pharmaceutical Corporation common stock are valued at quoted market prices at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized gain or loss on investments is included with unrealized appreciation or depreciation in the current value of investments.

Investment securities are exposed to various risks, such as interest rate, credit and market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits is as follows as of December 31:

	2002	2001

DFA US 9-10 Small Cap Portfolio	$477,686	$398,227
Frank Russell Equity II Fund	318,473	233,149
Frank Russell Equity Q	644,544	311,032
INVESCO Retirement Stable Value	630,605	389,636
Medicis Pharmaceutical Corporation Class A Common Stock	*	341,294
Vanguard Index Trust 500 Portfolio	1,469,866	1,199,051
White Oak Growth Stock	343,414	220,302
Morgan Stanley Institutional International Equity Class A	280,920	*

*	Investment balance represents less than 5% of net assets for indicated year.

During 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

Mutual funds	$(1,003,028)
Common stock	(78,837)

Total	$(1,081,865)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)

5. Parties-In-Interest

Certain Plan investments are shares in mutual funds managed by Charles Schwab. Because Charles Schwab was the Plan’s trustee, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments were in Medicis Pharmaceutical Corporation Class A Common Stock. These transactions also qualify as party-in-interest transactions. Still other Plan investments are made in the form of loans to Plan participants. These transactions also qualify as party-in-interest transactions.

6. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2002 and 2001, per the form 5500, to the financial statements:

	December 31
	2002	2001

Net assets available for benefits per the form 5500	$5,357,655	$4,006,042
Contributions receivable	121,728	28,322
Amounts allocated to withdrawing participants	71,635	–

Net assets available for benefits per the financial statements	$5,551,018	$4,034,364

The following is a reconciliation of participant contributions for the year ended December 31, 2002, per the Form 5500, to the financial statements:

Participant contributions per the form 5500	$1,835,810
Change in contributions receivable	93,406
Excess contributions payable	23,112

Participant contributions per the financial statements	$1,952,328

Supplemental Schedules

Medicis Pharmaceutical Corporation 401(k) Plan

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
EIN: 52-1574808 PN: 001
December 31, 2002

				Current
	Identity of Issue	Description of Asset	Cost	Value

	Mutual Funds:
*	Schwab Retirement Money Fund	172,433 shares	(a)	$172,433
	American Century International Growth Investment	7,378 shares	(a)	47,075
	Cohen & Steers Realty Shares	1,691 shares	(a)	73,290
	DFA Emerging Markets Portfolio	1,997 shares	(a)	16,355
	DFA International Small Cap Value Portfolio	2,469 shares	(a)	18,170
	DFA US 6-10 Value Portfolio	3,079 shares	(a)	47,328
	DFA US 9-10 Small Cap Portfolio	56,001 shares	(a)	477,686
	DFA US Large Cap Value Portfolio	6,102 shares	(a)	78,954
	Frank Russell Equity II Fund	12,230 shares	(a)	318,473
	Frank Russell Equity Q	26,095 shares	(a)	644,544
	Janus Global Technology Fund	4,747 shares	(a)	34,038
	Janus Twenty Fund	312 shares	(a)	9,037
	Janus Worldwide Fund	204 shares	(a)	6,558
	Marsico Focus Fund	439 shares	(a)	4,974
	Morgan Stanley Institutional International Equity Class A	19,228 shares	(a)	280,920
	NB Focus Fund	263 shares	(a)	5,735
	PBHG Large Cap Growth Fund	198 shares	(a)	2,930
	PBHG Technology & Communications Fund	168 shares	(a)	1,253
	PIMCO Innovation Fund Class D	148 shares	(a)	1,608
*	Schwab S&P 500 Investors Shares	293 shares	(a)	3,967
	Strong Growth Fund	123 shares	(a)	1,631
	Vanguard Emerging Markets Stock Index	16,854 shares	(a)	128,597
	Vanguard European Stock Index Fund	10,248 shares	(a)	166,122
	Vanguard Index Trust 500 Portfolio	18,113 shares	(a)	1,469,866
	Vanguard Pacific Stock Index Fund	7,028 shares	(a)	41,325
	Van Wagoner Mid Cap Fund	461 shares	(a)	1,577
	White Oak Growth Stock	14,892 shares	(a)	343,414
	Collective Investment Trust:
	INVESCO Retirement Stable Value	630,605 units	(a)	630,605
	Cash			44,370
	Common Stock:
*	Medicis Pharmaceutical Corporation Class A Common Stock	5,284 shares	(a)	262,456
*	Participant loans	5.0% to 9.5% interest;
		various maturities	(a)	93,999

				$5,429,290

*	Party-in-interest
(a)	Disclosure of historical cost information is not required for participant-directed investments.

Medicis Pharmaceutical Corporation 401(k) Plan
Retirement Savings Plan and Trust
EIN: 52-1574808 Plan: 001

Schedule G, Part III
Schedule of Nonexempt Transactions

For the year ended December 31, 2002

	(b)
(a)	Relationship to			(i)
Identity of	Plan, Employer,		(h)	Current
Party	or Other Party-	(c)	Cost of	Value of	(j)
Involved	In-Interest	Description of Transactions	Asset	Asset	Net Gain

Medicis Pharmaceutical Corporation	Employer/Plan Sponsor	Failure to timely remit salary deferral contributions from participants and loan repayments for the payroll periods in April 2002. Amounts were deposited May 2002.	$66,875	—	$4,099

Medicis Pharmaceutical Corporation	Employer/Plan Sponsor	Failure to timely remit salary deferral contributions from participants and loan repayments for the payroll periods in May 2002. Amounts were deposited June 2002.	$65,244	—	$1,890

Medicis Pharmaceutical Corporation	Employer/Plan Sponsor	Failure to timely remit salary deferral contributions from participants and loan repayments for the payroll periods in December 2002. Amounts were deposited January 2003.	$121,728	$137,845	$16,117

Columns (d) through (g) are not applicable.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN

(Full Title of the Plan)

Date: January 9, 2004	By:	/s/ MARK A. PRYGOCKI, SR.

Mark A. Prygocki, Sr.

Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer of Medicis Pharmaceutical Corporation, issuer of the securities held pursuant to the Plan (Plan Administrator)

Exhibit Index

Exhibit 23 — Consent of Ernst & Young LLP, Independent Auditors

Exhibit 99.1 — Certification of Plan Administrator Pursuant to 18 U.S.C., Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002